Exhibit 99.1

Press release

Kornit Digital Ltd.

12 Ha’Amal St., Afek Park

Rosh Ha’Ayin 48092

Israel

Tel: +972 3 908 5800

www.kornit.com

Press contact

Oliver Luedtke
Head of Global PR
Tel. +49 211 200 55-200
oliver.luedtke@kornit.com

Investor contact

Michael Callahan, ICR
(203) 682-8311
Michael.Callahan@icrinc.com

Kornit Digital Reinvents Industrial Polyester Printing with Breakthrough Innovation and Technology

•	New ground-breaking Kornit NeoPoly Technology with industry-first innovation for industrial polyester printing that prevents dye migration
•	New Kornit Avalanche Poly Pro system unveiled at events during April, commercially available immediately

Rosh Ha’Ayin, April 2, 2019 – Kornit Digital Ltd. (NASDAQ: KRNT), a global market leader in digital textile printing innovation, today unveiled the game-changing Kornit NeoPoly Technology which is the industry’s first digital, industrial process for high-quality printing on polyester.

Polyester is the second largest category in the overall T-shirt market, a key category in the sports segment, and is growing in the athleisure and functional apparel segments. Polyester is printed on today predominantly with the use of analog solutions, which creates major technological, cost and sustainability challenges.

The new ground-breaking Kornit NeoPoly Technology addresses these challenges with a new process and ink set implemented in the renowned Kornit NeoPigmentTM process. Kornit’s new process handles polyester applications without having to compromise on design, run size, substrate or labor.

The breakthrough technological innovation is achieved by an innovative ink set and a physical and chemical process specifically developed for low temperature curing, and polyester enhancing functionalities developed to maintain fabric characteristics and provide superior fastness. This unique process prevents dye migration on polyester. The inks are Oeko-Tex and Eco-Passport certified, and do not contain PVCs or any other toxic ingredients.

The first system equipped with the Kornit NeoPoly Technology is the new Kornit Avalanche Poly Pro, a member of Kornit’s world-class reliable, highly productive industrial platform. The single-step Poly Pro is the perfect system for the industry, enabling easy and cost effective short-runs and on-demand printing on polyester garments.

Deborah H. Merrill, President of Delta Apparel Group, commented, “We face increasing demand for personalized decorated polyester in shorter run size orders and variable designs. Our business serves the discerning sport garment industry that is accustomed to high quality. With our new Avalanche Poly Pro, we are excited about the new possibilities it opens for our business. We can now answer the need for polyester application variety on multiple poly fabric types at the quality levels our customers demand.”

Omer Kulka, Kornit’s VP of Marketing and Product Strategy, commented, “Kornit is on a mission to reinvent the garment and textile printing industry with game changing technologies for growing market segments. We continually work to break technology boundaries, so that our customers can innovate and open new markets and new business opportunities, while being more operationally efficient. The new NeoPoly Technology is further proof of this innovation and reinvention mission.”

The new Kornit Avalanche Poly Pro will be unveiled at Kornit’s Discover events on April 3-4, in the New York Metropolitan area, on April 11-12, in Duesseldorf, Germany and April 15-17, in Hong Kong. The system will also be publicly shown and demonstrated at Fespa Munich, CITPE China and ITMA Barcelona.

About Kornit Digital

Kornit Digital (NASDAQ:KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: Digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2002, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide. For more information, visit Kornit Digital at www.kornit.com.